

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2015

Via E-mail
Robert McAllister
Chief Executive Officer
Enertopia Corp.
950 – 1130 West Pender Street
Vancouver, British Columbia
Canada V6E 4A4

    Re: Enertopia Corp.
                Form 10-K for the Fiscal Year Ended August 31, 2014
                Filed December 1, 2014
                File No. 000-51866

Dear Mr. McAllister:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

The Green Canvas Joint Venture, page 23

1. As the disclosure on page 28 indicates that the Green Canvas joint venture will terminate on February 28, 2015, please tell us the current status of that joint venture.

2. Please direct us to the provision(s) in the Green Canvas joint venture agreement that give(s) you the option to extend your participation in the joint venture beyond the anniversary date, as disclosed on page 24 of the Form 10-K.

Item 1A. Risk Factors, page 28

Risks Associated with Our Business, page 27

3. You state on page 30 that either you or Green Canvas may terminate the joint venture agreement if no MMJ production license from Health Canada is received by the anniversary date. However, Section 5(g)(iii) of the agreement provides that the agreement "shall terminate" if the license is not granted by the anniversary date. Please clarify.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Liquidity and Financial Condition, page 46

4. Please disclose and quantify the known liquidity requirements or uncertainties under the recent joint venture agreements or relating to medical marijuana business activities that are reasonably likely to materially affect your liquidity. Please disclose and quantify anticipated share issuance under the agreements. Please disclose and quantify the impact of these activities on your financial condition and liquidity to date.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 36

5. Please provide the information required by Item 201(a)(1)(iv) of Regulation S-K.

Exhibits

6. Please include the joint venture agreements with Lexaria and Green Canvas as material contracts or explain why you have not. See Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or me, at (202) 551-3795, with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: William L. Macdonald, Esq.
    Macdonald Tuskey